Exhibit 99.1
GLASS HOUSE BRANDS INC.
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF
MARCH 31, 2025 AND DECEMBER 31, 2024
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2025 AND 2024

GLASS HOUSE BRANDS INC.
Table of Contents

Page(s)

Unaudited Condensed Interim Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3 - 4

Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 30

GLASS HOUSE BRANDS INC.
Unaudited Condensed Consolidated Balance Sheets
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	March 31, 2025	December 31, 2024
ASSETS
Current Assets:
Cash	$34,615	$33,923
Restricted Cash	—	3,000
Accounts Receivable, Net	6,712	5,221
Income Taxes Receivable	1,929	1,929
Prepaid Expenses and Other Current Assets	9,608	7,775
Inventory	15,682	14,252
Total Current Assets	68,546	66,100
Operating Lease Right-of-Use Assets, Net	7,750	8,168
Finance Lease Right-of-Use Assets, Net	2,438	2,568
Long Term Investments	2,381	2,341
Property, Plant and Equipment, Net	212,789	212,252
Intangible Assets, Net	12,120	14,200
Restricted Cash, Net of Current Portion	3,000	—
Other Assets	2,566	4,873
TOTAL ASSETS	$311,590	$310,502
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$30,708	$31,128
Income Taxes Payable	2,435	2,408
Contingent Shares Payable and Earnout Liabilities	—	20,265
Shares Payable	2,485	2,579
Current Portion of Operating Lease Liabilities	1,480	1,565
Current Portion of Finance Lease Liabilities	864	889
Current Portion of Notes Payable	—	7,644
Total Current Liabilities	37,972	66,478
Operating Lease Liabilities, Net of Current Portion	6,540	6,860
Finance Lease Liabilities, Net of Current Portion	1,461	1,688
Other Non-Current Liabilities	25,259	20,869
Notes Payable, Net of Current Portion	65,797	50,552
TOTAL LIABILITIES	137,029	146,447
MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of March 31, 2025 and December 31, 2024)	67,495	65,084
GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 shares issued and outstanding as of March 31, 2025 and December 31, 2024)	6,507	6,279
GH Group, Inc. Preferred Series D Shares (no par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of March 31, 2025 and December 31, 2024)	15,000	15,000
SHAREHOLDERS' EQUITY:
Multiple Voting Shares (no par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of March 31, 2025 and December 31, 2024)	—	—
Subordinate Voting Shares (no par value, unlimited shares authorized, 70,518,208 and 69,888,086 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively)	—	—
Exchangeable Shares (no par value, unlimited shares authorized, 6,889,024 and 7,017,866 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively)	—	—
Additional Paid-In Capital	329,104	306,652
Accumulated Deficit	(200,476)	(190,416)
Total Shareholders' Equity Attributable to the Company	128,628	116,236
Non-Controlling Interest	(43,069)	(38,544)
TOTAL SHAREHOLDERS' EQUITY	174,561	164,055
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$311,590	$310,502
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Operations
(Amounts Expressed in United States Dollars in Thousands, Except Share and Per Share Data, Unless Otherwise Stated)

	Three Months Ended
	March 31,
	2025	2024
Revenues, Net	$44,818	$30,100
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	24,753	17,574
Gross Profit	20,065	12,526
Operating Expenses:
General and Administrative	15,083	13,528
Sales and Marketing	687	477
Professional Fees	1,668	3,663
Depreciation and Amortization	3,837	3,716
Impairment Expense for Intangible Assets	1,900	—
Total Operating Expenses	23,175	21,384
Loss from Operations	(3,110)	(8,858)
Other Expense:
Interest Expense	2,276	2,206
Interest Income	(288)	—
Gain on Equity Method Investments	(40)	(18)
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	1,733	(113)
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(95)	6,465
Loss on Extinguishment of Debt	292	—
Other Expense, Net	92	37
Total Other Expense, Net	3,970	8,577
Loss From Operations Before Provision for Income Taxes	(7,080)	(17,435)
Provision for Income Taxes	2,928	834
Net Loss	(10,008)	(18,269)
Net Income to Non-Controlling Interest	52	62
Net Loss Attributable to the Company	$(10,060)	$(18,331)

Loss Per Share - Basic	$(0.18)	$(0.30)
Loss Per Share - Diluted	$(0.18)	$(0.30)

Weighted-Average Shares Outstanding - Basic	81,144,495	73,158,443
Weighted-Average Shares Outstanding - Diluted	81,144,495	73,158,443
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchangeable Voting Shares	Additional Paid- In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Non- Controlling Equity Preferred Series B	Mezzanine Non- Controlling Equity Preferred Series C	Mezzanine Non- Controlling Equity Preferred Series D	Non- Controlling Interest	TOTAL SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2024	4,754,979	69,888,086	7,017,866	$306,652	$(190,416)	$116,236	$65,084	$6,279	$15,000	$(38,544)	$164,055
Net Income (Loss)	—	—	—	—	(10,060)	(10,060)	—	—	—	52	(10,008)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	2,105	—	2,105	—	—	—	—	2,105
Contingent Shares Payable in Connection with Camarillo Acquisition	—	—	—	20,265	—	20,265	—	—	—	—	20,265
Shares Issued for Conversion of Exchangeable Shares	—	128,842	(128,842)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	466,181	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	26,604	—	82	—	82	—	—	—	—	82
Shares Issued for Payment of Interest on Convertible Debentures	—	8,495	—	—	—	—	—	—	—	—	—
Dividends - Preferred Shareholders	—	—	—	—	—	—	2,411	228	—	(4,577)	(1,938)
BALANCE AS OF MARCH 31, 2025	4,754,979	70,518,208	6,889,024	$329,104	$(200,476)	$128,628	$67,495	$6,507	$15,000	$(43,069)	$174,561
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units						$ Amount
	Multiple Voting Shares	Equity Shares	Exchangeable Voting Shares	Additional Paid- In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Non- Controlling Equity Preferred Series B	Mezzanine Non- Controlling Equity Preferred Series C	Mezzanine Non- Controlling Equity Preferred Series D	Non- Controlling Interest	TOTAL SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2023	4,754,979	61,986,686	8,953,951	$280,696	$(190,935)	$89,761	$57,545	$5,608	$15,000	$(22,678)	$145,236
Net Income (Loss)	—	—	—	—	(18,331)	(18,331)	—	—	—	62	(18,269)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	3,272	—	3,272	—	—	—	—	3,272
Shares Issued for Exercise of Warrants	—	27,400	—	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	481,689	(481,689)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	195,710	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	65,883	—	149	—	149	—	—	—	—	149
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(47)	(47)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,627	155	—	(3,720)	(1,938)
BALANCE AS OF MARCH 31, 2024	4,754,979	62,757,368	8,472,262	$284,117	$(209,266)	$74,851	$59,172	$5,763	$15,000	$(26,383)	$128,403
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Three Months Ended
	March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(10,008)	$(18,269)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Bad Debt Expense, Net of Recoveries	(67)	(10)
Depreciation and Amortization	3,837	3,716
Gain on Equity Method Investments	(40)	(18)
Impairment Expense for Intangible Assets	1,900	—
Non-Cash Operating Lease Costs	418	390
Loss on Extinguishment of Debt	292	—
Accretion of Debt Discount and Loan Origination Fees	237	259
(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	1,733	(113)
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(95)	6,465
Share-Based Compensation	2,105	3,272
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,424)	981
Prepaid Expenses and Other Current Assets	1,086	418
Inventory	(1,430)	(2,371)
Other Assets	2,062	105
Accounts Payable and Accrued Liabilities	(587)	2,897
Interest Payments on Finance Leases	(71)	(58)
Income Taxes Payable	27	309
Operating Lease Liabilities	(405)	(374)
Other Non-Current Liabilities	2,901	526
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,471	(1,875)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(6,695)	(2,405)
NET CASH USED IN INVESTING ACTIVITIES	(6,695)	(2,405)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable	49,140	—
Payments on Finance Leases	(300)	(112)
Payments on Notes Payable	(42,068)	(1,888)
Cash Received for Exercise of Options and Warrants	82	149
Distributions to Non-Controlling Interest Holders	—	(47)
Distributions to Preferred Shareholders	(1,938)	(1,938)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,916	(3,836)
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	692	(8,116)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	36,923	32,524
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$37,615	$24,408
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Three Months Ended
	March 31,
	2025	2024
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid for Interest	$876	$1,511
Non-Cash Investing and Financing Activities:
Contingent Shares Payable in Connection with Camarillo Acquisition	20,265	—
Recognition of Right-of-Use Assets for Finance Leases	48	281
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.    NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California as of March 31, 2025. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares,” and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and certain common share purchase warrants (the “Listed Warrants”) are listed on Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.
Liquidity
Historically, the Company’s primary source of liquidity has been from its operations, capital contributions made by equity investors and preferred equity investors, and debt issuances. The Company is meeting its operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the three months ended March 31, 2025, the Company had an accumulated deficit of $200.5 million, a net loss attributable to the Company of $10.1 million and net cash provided by operating activities of $2.5 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.
The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing. The Company expects to continue to finance its operations, capital expenditures, facility improvements, product development and marketing primarily through cash from sales to customers and may consider future equity issuances and debt financing arrangements.
Liquidity risk is the chance that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.
The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the years ended December 31, 2024 and 2023, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, filed on March 25, 2025, can be found on SEDAR+ at www.sedarplus.ca.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of March 31, 2025 and December 31, 2024, the consolidated results of operations for the three months ended March 31, 2025 and 2024 and cash flows for the three months ended March 31, 2025 and 2024 have been included.
The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024, and the related notes thereto, and have been prepared using the same accounting policies described therein.
Basis of Consolidation
These Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in Accounting Standards Codification (“ASC”) 810, Consolidation. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
Segmented Information
The Company currently operates in three reportable segments which are retail, wholesale biomass and cannabis-related consumer packaged goods (“CPG”). The retail segment includes Company owned and operated retail cannabis stores in the state of California. The wholesale biomass segment includes the propagation, nursery, flowering canopy, drying, processing and distribution of cannabis biomass. The CPG segment includes the manufacturing, extraction, infusion, conversion, packaging and distribution of the Company’s branded cannabis products. Certain economic characteristics such as production processes, types of products, classes of customers as well as distribution models differ between segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. As of March 31, 2025, all of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See Note 19 – Segment Information for further information.
Employee Retention Tax Credits
On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit (“ERC”). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Since the filing of the ERCs through March 31, 2025, the Company filed with the Internal Revenue Service credits totaling $11.6 million during the year ended December 31, 2023, of which $0.4 million was received during the year ended December 31, 2024 and $0.2 million was received during the three months ended March 31, 2025, of which $42 thousand was accrued for interest. The Company will not recognize the remaining amount of $10.9 million claimed as of March 31, 2025 until it has been determined that the Company has reasonable assurance that the credits will be realized.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of March 31, 2025 and December 31, 2024, restricted cash was $3.0 million in each period, which is held in escrow accounts and used as an interest reserve for the Senior Secured Credit Facility (as defined below) and Credit Agreement (as defined below), respectively. See Note 11 – Notes Payable and Convertible Debentures for further discussion.
Accounts Receivable
The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Unaudited Condensed Consolidated Interim Balance Sheets, net of an allowance for credit losses. The Company analyzes the aging of accounts receivable, historical credit losses, customer creditworthiness and current economic trends in determining the allowance for credit losses. The Company does not accrue interest receivable on past due accounts receivable.
Accounts receivable, net is as follows (in thousands):

	March 31, 2025	December 31, 2024
Accounts Receivable Amortized Cost	$7,084	$5,693
Allowance for Credit Losses	(372)	(472)
Accounts Receivable, Net	$6,712	$5,221
The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

	Three Months Ended
	March 31,
	2025	2024
Balance, Beginning of Period	$(472)	$(717)
Benefit from Expected Credit Losses	69	9
Write-offs	31	78
Balance, End of Period	$(372)	$(630)
Interest Rate Derivative
The Company utilizes an interest rate swap, expiring on February 28, 2030, to manage its exposure to variability in future cash flows from interest rate fluctuations on its Senior Secured Credit Facility (as defined below). This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815, Derivatives and Hedging. The Company has not designated this contract for hedge accounting.
The interest rate swap is recorded at fair value within other non-current liabilities on the Unaudited Condensed Consolidated Interim Balance Sheet and changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Consolidated Interim Statement of Operations. The Company's policy is not to enter into derivative instruments for trading or speculative purposes. Cash flows resulting from this derivative instrument is included within net cash provided by (used in) operating activities on the Unaudited Condensed Consolidated Interim Statement of Cash Flows.
The Company's interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Earnings and Loss per Share
The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingent shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See Note 15 – Loss Per Share for further information.
Recent Accounting Pronouncements Not Yet Adopted
ASU 2024-04
In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-04, Induced Conversions of Convertible Debt Instruments. ASU 2024-04 clarifies requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. To account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. ASU 2024-04 is effective for the Company beginning in the first quarter of 2026. Early adoption is permitted. ASU 2024-04 may be applied either prospectively to any settlements of convertible debt instruments that occur after the effective date or retrospectively by recasting prior periods and recognize a cumulative-effect adjustment to equity. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2024-03
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains those expenses in the notes to financial statements on an annual and interim basis. ASU 2024-03 also requires entities to include certain amounts that are required to be disclosed under existing U.S. GAAP to be included in the disaggregated income statement expense line item disclosures, disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the amount of selling expenses and the entity’s definition of selling expenses. ASU 2024-03 is effective for the Company beginning with the 2027 annual report. Early adoption is permitted. ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2023-09
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires annual disclosures of specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold and a disaggregation of income taxes paid, net of refunds. ASU 2023-09 also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. ASU 2023-09 is effective for the Company beginning with the 2025 annual report. Early adoption is permitted. ASU 2023-09 should be applied prospectively. Retrospective adoption is permitted. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.    CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of March 31, 2025 and December 31, 2024, the Company has not experienced any losses with regards to its cash balances.
The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends and other information. For the three months ended March 31, 2025 and 2024, there was one customer that comprised 20% and 15%, respectively, of the Company’s revenues. Revenue for the customer is included in the Company’s wholesale biomass segment. As of March 31, 2025 and December 31, 2024, the customer had a balance due to the Company of $1.7 million and $1.1 million, respectively.

4.    INVENTORY

Inventory consisted of the following (in thousands):

	March 31, 2025	December 31, 2024
Raw Materials	$4,570	$2,913
Work-in-Process	4,936	4,572
Finished Goods	6,176	6,767
Total Inventory	$15,682	$14,252
5.    INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method (in thousands):

	5042 Real Estate Investment, LLC	Lompoc TIC, LLC	TOTAL
Balance at December 31, 2024	$2,165	$176	$2,341
Gain (Loss) on Equity Method Investments	44	(4)	40
Balance at March 31, 2025	$2,209	$172	$2,381
During the three months ended March 31, 2025 and 2024, the Company recorded net gains from equity method investments of $40 thousand and $18 thousand, respectively. Equity investments are classified as Level 3 investments in the fair value hierarchy. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.
On April 15, 2025, the Company entered into an agreement to acquire the remaining 76% ownership interest in the Lompoc TIC. See Note 20 – Subsequent Event.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

6.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	March 31, 2025	December 31, 2024
Land	$70,888	$70,888
Buildings	154,954	154,039
Furniture and Fixtures	1,715	1,483
Leasehold Improvements	16,224	15,574
Equipment and Software	11,439	11,094
Construction in Progress	8,329	6,456
Total Property, Plant and Equipment	263,549	259,534
Less Accumulated Depreciation and Amortization	(50,760)	(47,282)
Property, Plant and Equipment, Net	$212,789	$212,252
During the three months ended March 31, 2025 and 2024, the Company recorded depreciation expense of $3.6 million and $3.5 million, respectively. The amount of amortization recognized for finance leases during the three months ended March 31, 2025 and 2024 was $0.2 million and $0.1 million, respectively. See Note 10 – Leases for further information.
7.     INTANGIBLE ASSETS

Intangible assets consisted of the following (in thousands):

	March 31, 2025	December 31, 2024
Definite Lived Intangible Assets
Customer Relationships	$587	$587
Intellectual Property	4,777	4,777
Total Definite Lived Intangible Assets	5,364	5,364
Less Accumulated Amortization	(3,214)	(3,034)
Definite Lived Intangible Assets, Net	2,150	2,330
Indefinite Lived Intangible Assets
Cannabis Licenses	9,970	11,870
Total Indefinite Lived Intangible Assets	9,970	11,870
Total Intangible Assets, Net	$12,120	$14,200
During the three months ended March 31, 2025 and 2024, the Company recorded amortization expense related to intangible assets of $0.2 million in each period.
During the three months ended March 31, 2025, the Company recognized $1.9 million of other than temporary impairment in its cannabis licenses related to its retail reportable segment as a result of updated earnings projections for unforeseen changes in the market from more than expected retail competition.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following is the future minimum amortization expense to be recognized as of March 31, 2025 for each of the following years (in thousands):

2025 (Remaining)	$542
2026	603
2027	470
2028	123
2029	123
Thereafter	289
Total Future Amortization Expense	$2,150
8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	March 31, 2025	December 31, 2024
Accounts Payable	$7,638	$8,688
Accrued Liabilities	15,781	14,409
Accrued Payroll and Related Liabilities	4,713	4,058
Sales Tax and Cannabis Taxes	2,576	3,973
Total Accounts Payable and Accrued Liabilities	$30,708	$31,128
The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of March 31, 2025 and December 31, 2024, was approximately $0.2 million and $0.4 million, respectively.
9.    CONTINGENT SHARES PAYABLE AND EARNOUT LIABILITIES

Activity related to the contingent shares and earnout liabilities consisted of the following (in thousands):

Balance at December 31, 2024	$20,265
Reclassification of Contingent Shares Payable to Additional Paid-In Capital	(20,265)
Balance at March 31, 2025	$—

Balance at December 31, 2023	$34,589
Change in Fair Value of Contingent Liabilities	6,453
Balance at March 31, 2024	$41,042
During the three months ended March 31, 2025 and 2024, the Company recorded a gain and a loss, respectively, for the change in fair value of contingent liabilities of nil and $6.5 million, respectively. Contingent shares and contingent liabilities are classified as Level 3 investments in the fair value hierarchy. The value of contingent shares is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs. The value of contingent liabilities is based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using a discounted cash flow model that is based on unobservable inputs. There were no transfers into or out of Level 3 of the fair value hierarchy.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Contingent Earnout – Camarillo Transaction
During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option right to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company was obligated to pay a contingent earnout fee of up to $75 million, payable in Equity Shares, if certain conditions and financial metrics were met. The contingent consideration was classified as a Level 3 investment in the fair value hierarchy. The value of the contingent consideration was based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and was measured at fair value using a discounted cash flow model that was based on unobservable inputs. During the quarter ended March 31, 2025, the measurement period concluded, and it was determined that the financial metrics were not met.
Contingent Shares – Camarillo Transaction
As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. In addition to the Equity Shares issued for the Option Right, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. As conditions related to the 3,500,000 Equity Shares are expected to be satisfied, in accordance with U.S. GAAP, the Company reclassified the $20.3 million value of the shares from contingent shares payable and earnout liabilities to additional paid-in capital on the Unaudited Condensed Consolidated Interim Balance Sheet during the three months ended March 31, 2025.
10.    LEASES

The following table presents components of lease cost (in thousands):

	Three Months Ended
	March 31,
	2025	2024
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$178	$130
Interest on Lease Liabilities	71	58
Operating Lease Cost	649	638
Short-Term Lease Costs	401	306
Total Lease Expenses	$1,299	$1,132

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Additional information related to the Company’s leases is as follows (in thousands, except lease term and discount rate):

	Three Months Ended
	March 31,
	2025	2024
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$71	$57
Operating Cash Flows from Operating Leases	$638	$623
Financing Cash Flows from Finance Leases	$300	$112

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$48	$281
Recognition of Right-of-Use Assets for Operating Leases	$—	$—

Weighted-Average Remaining Lease Term (Years) - Finance Leases	3	4
Weighted-Average Remaining Lease Term (Years) - Operating Leases	6	6
Weighted-Average Discount Rate - Finance Leases	12.01%	11.12%
Weighted-Average Discount Rate - Operating Leases	11.57%	11.41%
Future minimum lease payments under non-cancelable finance and operating leases as of March 31, 2025 for each of the following years were as follows (in thousands):

	Operating Leases		Finance Leases
	Third Parties	Related Parties	Third Parties	Total
2025 (Remaining)	$1,044	$732	$846	$2,622
2026	1,373	664	912	2,949
2027	1,127	681	725	2,533
2028	537	699	232	1,468
2029	542	717	1	1,260
Thereafter	1,059	1,791	—	2,850
Total Future Minimum Lease Payments	5,682	5,284	2,716	13,682
Less: Imputed Interest	(1,429)	(1,517)	(391)	(3,337)
Present Value of Lease Liability	4,253	3,767	2,325	10,345
Less: Current Portion of Lease Liability	(942)	(538)	(864)	(2,344)
Present Value of Lease Liability, Net of Current Portion	$3,311	$3,229	$1,461	$8,001
The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $56 thousand and expire through November 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.    NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable consisted of the following (in thousands):

	March 31, 2025	December 31, 2024
Senior Secured Credit Facility	$50,000	$—
Senior Secured Credit Agreement	—	41,875
Convertible Debentures	16,006	16,006
Other	233	378
Total Notes Payable	66,239	58,259
Less: Unamortized Debt Issuance Costs and Loan Origination Fees	(442)	(63)
Net Amount	65,797	58,196
Less: Current Portion of Notes Payable	—	(7,644)
Notes Payable, Net of Current Portion	$65,797	$50,552
Senior Secured Credit Facility
On February 28, 2025, the Company entered into a senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030 (the “Senior Secured Credit Facility”) with U.S.-based banks (together, the “Senior Secured Credit Facility Lender”). The Senior Secured Credit Facility is secured by a first priority lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority lien on the rest of the Company’s assets excluding other real estate and is jointly and severally guaranteed by several of the Company’s subsidiaries.
Payments for the first two years are interest only. Principal and interest payments will be made during the last three years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date. Interest payments began on April 1, 2025 and will be paid in monthly installments. The Senior Secured Credit Facility has optional and mandatory prepayments. The Company may make optional prepayments to repay the Senior Secured Credit Facility, in whole or in part, subject to paying an applicable premium. Mandatory prepayments include a change in control of the borrower subsidiaries including changes in parent company ownership or certain acquisition or controlling influence over the borrower subsidiaries.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 7.50% as of March 31, 2025, plus 1.25%.
On February 28, 2025, the Company entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030. See Note 12 – Derivative Instruments for more information.
Upon closing, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which is included in restricted cash, net of current portion in the Unaudited Condensed Consolidated Interim Balance Sheet as of March 31, 2025.
The Senior Secured Credit Facility contains a covenant which requires the Company to maintain liquidity in excess of $10 million at all times. The Senior Secured Credit Facility also contains a covenant which requires the Company to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted EBITDA minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares. As of March 31, 2025, the Company was in compliance with such financial covenants.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Senior Secured Credit Agreement
On December 9, 2021 (the “Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100 million with funds managed by a U.S.-based private credit investment fund and other participating third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50 million. Beginning 24 months following the Senior Secure Closing Date, the principal amount was repaid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount through the November 30, 2026 maturity date. Beginning on December 31, 2021, interest was paid in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate was contractually set to be no less than 10% per annum or exceed 12% per annum. As of December 31, 2024, the interest rate was 12%.
The Company had optional and mandatory prepayments. Mandatory prepayments included any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation was to be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3 million into an escrow account, which was included as restricted cash in the Unaudited Condensed Consolidated Interim Balance Sheet as of December 31, 2024. Additionally, the Company’s equity interests held in its subsidiaries, including, without limitation, in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC, which subsidiaries hold title to the Company’s real property, were pledged as security.
The Credit Agreement contained a financial covenant which required the Company to maintain liquidity in excess of $10 million at all times. As of December 31, 2024, the Company was in compliance with such financial covenant. Additionally, there were certain covenants which required the Company to maintain a specific minimum debt service coverage ratio (the “DSCR”) measured quarterly beginning with the quarter ended December 31, 2022.
Amendments to the Senior Secured Credit Agreement
On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived by the Senior Secured Lender.
On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived by the Senior Secured Lender, and the Company entered into an incremental term loan in the amount of $10 million (the “Incremental Term Loan”), for total available proceeds of $110 million payable in monthly installments at an interest rate of 10% per annum. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan was payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire Equity Shares until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89 thousand related to the change in terms of the Credit Agreement. In addition to receiving the $10 million in Incremental Term Loan, the Company paid $0.6 million in direct loan fees, which were recorded as a debt discount. On August 30, 2022, the Company fully repaid the $10 million Incremental Term Loan in cash.
In March 2023, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived and deferred enforcement of certain covenants which require the Company to maintain the DSCR beginning with the quarter ended on June 30, 2023. In connection with the amendment to the Credit Agreement, the Company paid an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023. The Company recognized amendment fees of $1.0 million as other expense and paid such fee on July 27, 2023.
On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Senior Secured Lender to among other things approve of the GH Group Series C Preferred and GH Group Series D Preferred offerings and to amend the Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20.0 million for the fiscal quarter period ended December 31, 2023, a Last Twelve Month (“LTM”) EBITDA of $20.0 million for the fiscal quarter period ended March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On February 28, 2025, the Company used proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Credit Agreement term loan in the amount of $40.6 million plus fees. As a result, the Company recognized $0.3 million as a loss on extinguishment of debt in its Unaudited Condensed Consolidated Interim Statement of Operations.
Convertible Debentures
On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (the “Maturity Date”). Interest is payable in cash, by the issuance of the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD $1.00 to CAD $1.27.
The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) CAD $4.08.
The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of March 31, 2025, the balance of $11.9 million and $4.1 million for the Series A Notes and Series B Notes, respectively remain outstanding.
The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. See Note 12 – Derivative Instruments for further information.
As of March 31, 2025, the scheduled maturities of notes payable for each of the following years were as follows (in thousands):

Principal Payments
2025 (Remaining)	$3
2026	4
2027	19,010
2028	3,333
2029	3,333
Thereafter	40,556
Total Future Minimum Principal Payments	$66,239
12.    DERIVATIVE INSTRUMENTS

Assets or liabilities associated with our derivative instruments are recorded at fair value in other assets and other non-current liabilities on our Unaudited Condensed Consolidated Interim Balance Sheets. Gains and losses resulting from changes in fair value are recognized in (gain) loss on change in fair value of derivative asset and liability on the Unaudited Condensed Consolidated Interim Statements of Operations.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Interest Rate Risk
The Company utilizes an interest rate swap to manage its exposure to variability in future cash flows associated with fluctuations in interest rates on its Senior Secured Credit Facility. This swap effectively converts the variable interest rate on the debt to a fixed rate and is classified as a derivative under ASC 815. The Company has not designated this contract for hedge accounting.
The Company's interest rate swap is measured at fair value using Level 2 inputs. The fair value is determined using a discounted cash flow method that incorporates observable inputs. The fair value calculation includes a credit valuation adjustment and forward interest rate curves for the same periods as the future maturity dates of the interest rate swap. As of March 31, 2025 the interest rate swap fair value is in a liability position due to valuation inputs including projected changes in the forward interest rate curve.
Convertible Debenture Derivatives
The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a binomial lattice model that is based on unobservable inputs and are classified as Level 3 investments in the fair value hierarchy.
The following table presents the fair value of the Company’s derivative instruments not designated as hedging instruments (in thousands):

Derivative instrument	Financial Statement Line Item	March 31, 2025	December 31, 2024
Interest Rate Swap	Other Non-Current Liabilities	$(1,489)	$—
Convertible Debenture Conversion Feature	Other Assets	639	883
Total		$(850)	$883
The following table presents the change in fair value of the Company’s derivative instruments not designated as hedging instruments, including the initial recognition of fair value for the interest rate swap, as reported on the Unaudited Condensed Consolidated Interim Statements of Operations (in thousands):

		Three Months Ended
		March 31,
Derivative instrument	Financial Statement Line Item	2025	2024
Interest Rate Swap	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	$1,489	$—
Convertible Debenture Conversion Feature	(Gain) Loss on Change in Fair Value of Derivative Asset and Liability	244	(113)
Total		$1,733	$(113)
13.    SHAREHOLDERS’ EQUITY

As of March 31, 2025 and December 31, 2024, the authorized share capital of the Company was comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Multiple Voting Shares
The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges its Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though it will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares were designated as shares of Series A Preferred Stock (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Stock (“GH Group Series B Preferred”), 5,000 shares are designated as shares of Series C Preferred Stock (“GH Group Series C Preferred”) and 15,000 shares are designated as shares of Series D Preferred Stock (“GH Group Series D Preferred”). GH Group Series A Preferred shares were fully redeemed or converted prior to December 31, 2022 and are no longer outstanding. Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series C Preferred and GH Group Series D Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.
The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The GH Group Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. Dividends are payable if and when declared by GH Group’s board of directors.
There were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of March 31, 2025 and December 31, 2024; there were 5,000 shares of the GH Group Series C Preferred issued and outstanding as of March 31, 2025 and December 31, 2024; and there were 15,000 shares of the GH Group Series D Preferred issued and outstanding as of March 31, 2025 and December 31, 2024. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $4.6 million and $3.7 million for the three months ended March 31, 2025 and 2024, respectively.
Non-Controlling Interests
Non-controlling interests represent equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
The Company recorded income attributable to a non-controlling interest during the three months ended March 31, 2025 and 2024 of $52 thousand and $62 thousand, respectively. The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.
Variable Interest Entity
The below table summarizes information for entities the Company has concluded to be variable interest entities (“VIE”) as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The aggregate balances of the VIE included in the accompanying Unaudited Condensed Consolidated Interim Balance Sheets and Unaudited Condensed Consolidated Interim Statements of Operations were as follows below as of and for the three months ended March 31, 2025 (in thousands):

March 31, 2025
Current Assets	$317
Non-Current Assets	4,359
Total Assets	$4,676

Current Liabilities	$—
Non-Current Liabilities	233
Total Liabilities	$233

Revenues, Net	$60
Net Income Attributable to Non-Controlling Interest	$27
14.    SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.
Stock Options
A reconciliation of the beginning and ending balance of stock options outstanding was as follows:

	Number of Stock Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2024	529,002	$3.10
Exercised and Forfeited	(40,234)	3.08
Outstanding as of March 31, 2025	488,768	3.10

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following table summarizes the stock options that remain outstanding as of March 31, 2025:

Security Issuable	Weighted-Average Exercise Price	Expiration	Stock Options Outstanding
Equity Shares	3.14	2025	84,103
Equity Shares	3.09	2026	404,665
			488,768
As of March 31, 2025 and December 31, 2024, options vested and exercisable were 488,768 and 529,002, respectively. During the three months ended March 31, 2025 and 2024, the Company recognized nil and $3 thousand, respectively, in share-based compensation expense related to these stock options and was included as a component of general and administrative expense in the Unaudited Condensed Consolidated Interim Statements of Operations. As of March 31, 2025, options outstanding had a weighted-average remaining contractual life of 1.04 years.
Restricted Stock Units
A reconciliation of the beginning and ending balance of restricted stock units outstanding was as follows:

Number of Restricted Stock Units
Unvested as of December 31, 2024	3,334,286
Granted	3,917,671
Vested	(466,181)
Forfeited	(7,499)
Unvested as of March 31, 2025	6,778,277
During the three months ended March 31, 2025 and 2024, the Company recognized $2.1 million and $3.3 million, respectively, in stock-based compensation related to restricted stock units and was included as a component of general and administrative expense in the Unaudited Condensed Consolidated Interim Statements of Operations. The fair value of the restricted stock units granted during the three months ended March 31, 2025 was determined using the value of the Equity Shares at the date of grant.
Stock Appreciation Right Units
GH Group has stock appreciation rights (“SARs”) which are issued to various employees of the Company. The SARs vested 33% one year after the grant date and the remaining 67% vested monthly over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SARs as liabilities which are included in accounts payable and accrued liabilities in the Unaudited Condensed Consolidated Interim Balance Sheets. As of March 31, 2025 and December 31, 2024, the Company recorded a liability of $79 thousand and $121 thousand, respectively.
A reconciliation of the beginning and ending balance of the SARs outstanding was as follows:

Number of Stock Appreciation Rights Units
Outstanding as of December 31, 2024	44,804
Forfeited	(2,922)
Outstanding as of March 31, 2025	41,882

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

During the three months ended March 31, 2025 and 2024, the Company recognized $(37) thousand and $345 thousand, respectively, of expense related to the SARs.
Warrants
There were no warrants granted, exercised or expired during the three months ended March 31, 2025.
The following table summarizes the warrants that remained outstanding as of March 31, 2025:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	5.00	August 2027	10,739,541	10,739,541
Equity Shares	6.00	August 2028	2,980,000	2,980,000
			44,384,041	44,384,041
As of March 31, 2025, warrants outstanding had a weighted-average remaining contractual life of 1.67 years.
15.    LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share (in thousands, except share and per share data):

	Three Months Ended
	March 31,
	2025	2024
Net Loss Attributable to the Company	$(10,060)	$(18,331)
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(4,577)	(3,720)
Adjusted Net Loss Attributable to the Company	$(14,637)	$(22,051)

Weighted-Average Shares Outstanding - Basic	81,144,495	73,158,443
Weighted-Average Shares Outstanding - Diluted	81,144,495	73,158,443

Loss Per Share - Basic	$(0.18)	$(0.30)
Loss Per Share - Diluted	$(0.18)	$(0.30)
For the three months ended March 31, 2025 and 2024 and the three months ended March 31, 2025 and 2024, diluted loss per share was the same as basic loss per share as the potential issuance of shares related to stock-based award plans, warrants, contingent shares and convertible debentures were anti-dilutive.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following common equivalent shares were excluded from the Loss Per Share - Diluted calculation because their inclusion would have been anti-dilutive:

	For the Three Month Loss Per Share
	As of March 31,
	2025	2024
Stock Award Plans	7,267,045	5,101,302
Warrants	44,384,041	47,218,882
Contingent Shares	—	3,000,000
Convertible Debentures	3,373,253	2,165,618
Total	55,024,339	57,485,802
Net loss attributable to the Company is adjusted for dividends and various other adjustments as defined in ASC 260, Earnings Per Share. After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the potential issuance of shares related to stock-based award plans, warrants, contingent shares and convertible debentures are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes shares related to stock-based award plans, warrants, contingent shares and convertible debentures that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures.
16.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consisted of the following (in thousands):

	Three Months Ended
	March 31,
	2025	2024
Current:
Federal	$2,902	$805
State	26	29
Total Current	2,928	834

Deferred:
Federal	—	—
State	—	—
Total Deferred	—	—
Total Provision for Income Taxes	$2,928	$834
The Company has used a discrete effective tax rate method to calculate taxes for the three months ended March 31, 2025 and 2024. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three-month periods ended March 31, 2025 and 2024.
As the Company operates in the legalized cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Based on legal interpretation, it is the Company's position that it does not owe taxes attributable to the application of Section 280E. Additionally, the Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740, Income Taxes, due to the evolving interpretations of Section 280E. The Company included in the balance of total unrecognized tax benefits as of March 31, 2025 a potential benefit of $23.8 million that if recognized would impact the effective tax rate on income from operations, of which $14.4 million is related to its tax positions based on legal interpretations that challenge the Company's tax liability under Section 280E. The Company included in the balance of total unrecognized tax benefits as of December 31, 2024 a potential benefit of $20.9 million that if recognized would impact the effective tax rate on income from operations, of which $12.1 million is related to its tax positions based on legal interpretations that challenge the Company's tax liability under Section 280E. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.
The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may, from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.
As of March 31, 2025, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. The 2019 federal tax return of Natural Healing Center LLC (pre-acquisition) is currently under IRS examination. No other tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.
17.    COMMITMENTS AND CONTINGENCIES

Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licenses and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company was in compliance with applicable local and state statues, regulations, and ordinances as of March 31, 2025 and December 31, 2024, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.
Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2025 and December 31, 2024, there were no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.
Element 7 Transaction and Litigation
On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against Element 7 CA, LLC (“E7”) and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements. Through the process of litigation, on September 19, 2023, E7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where E7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if E7 paid GH Group $1.9 million by December 15, 2023, then E7 would have been entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, E7 would retain ownership of its cannabis retail licenses.
E7 failed to pay GH Group $1.9 million by December 15, 2023, and it also failed to subsequently pay GH Group the $2.9 million that was due under the Element 7 Settlement.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against E7 for the amount of $2.9 million in favor of GH Group. The Company is currently conducting debtor examinations in an effort to enforce the judgment.
On November 19, 2024, C and H Holdings (“C and H”) filed a breach of contract claim among other claims against E7 and other E7 related entities (“C and H Lawsuit”). In addition, C and H requested that the court appoint a receiver for E7 so that the assets could be used to satisfy C and H's claims under its loan agreement with E7 and the related E7 entities that were included in the lawsuit. C and H also named GH Group in the lawsuit to prevent GH Group from satisfying its judgment against E7.
GH Group is opposing the C and H Lawsuit and has asked that the judge clarify which E7 assets are subject to the C and H loan. As of the date of this filing, C and H has asked the court to dismiss the lawsuit against GH Group without prejudice.
Catalyst Litigation
The Company was the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements made by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70-80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes.
The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California's Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in the United States and has purposefully structured its business to profit from the illicit market. The Company has categorically denied all such allegations and asserted affirmative defenses.
On May 20, 2024, the Company voluntarily dismissed without prejudice the defamation lawsuit against the Catalyst Defendants.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by Discount Med against Glass House for unfair competition. The Court granted Glass House’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in Glass House’s favor, awarding costs against the plaintiff and concluding the case. On August 7, 2024, Discount Med filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. No dates have been set as of yet for the appeal as the appellate record has not yet been finalized.
18.    RELATED PARTY TRANSACTIONS

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213 thousand, increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2024. Rent expense for the three months ended March 31, 2025 and 2024 was $93 thousand in each period. On April 15, 2025, the Company entered into an agreement to acquire the remaining 76% ownership interest in the TIC that holds the property underlying the lease. See Note 20 – Subsequent Event.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64 thousand, increasing to $69 thousand for year two and increasing five percent per annum thereafter. Rent expense for the three months ended March 31, 2025 and 2024 was $20 thousand in each period.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced on the first calendar day after the Company publicly announced the opening of a retail cannabis location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment is $144 thousand and increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2025 and 2024 was $67 thousand in each period.
In August 2022, the Kazan Trust dated December 10, 2004, a trust of which the trustee is an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand, increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2025 and 2024 was $9 thousand in each period.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and certain board members of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended March 31, 2025 and 2024 were $35 thousand in each period.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.    SEGMENT INFORMATION

Operations by reportable segment for the three months ended March 31, 2025 were as follows (in thousands):

	Three Months Ended March 31, 2025
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$11,788	$28,283	$4,747	$—	$44,818
Cost of Goods Sold	6,135	15,092	3,526	—	24,753
Gross Profit	5,653	13,191	1,221	—	20,065
Operating Expenses:
General and Administrative	3,565	2,962	150	8,406	15,083
Sales and Marketing	448	133	18	88	687
Professional Fees	1	74	—	1,593	1,668
Depreciation and Amortization	370	3,028	191	248	3,837
Impairment Expense for Intangible Assets	—	—	—	1,900	1,900
Income (Loss) from Operations	1,269	6,994	862	(12,235)	(3,110)
Other (Income) Expense:
Interest Expense	35	423	5	1,813	2,276
Interest Income	—	(288)	—	—	(288)
Gain on Equity Method Investments	—	—	—	(40)	(40)
Loss on Change in Fair Value of Derivative Asset and Liability	—	1,489	—	244	1,733
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	(95)	(95)
Loss on Extinguishment of Debt	—	—	—	292	292
Other (Income) Expense, Net	(82)	176	—	(2)	92
Total Other (Income) Expense Net	(47)	1,800	5	2,212	3,970
Income (Loss) Before Income Taxes	$1,316	$5,194	$857	$(14,447)	$(7,080)
Total Assets as of March 31, 2025	$26,403	$246,242	$11,939	$27,006	$311,590

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the three months ended March 31, 2024 were as follows (in thousands):

	Three Months Ended March 31, 2024
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$9,921	$15,926	$4,253	$—	$30,100
Cost of Goods Sold	4,668	9,718	3,188	—	17,574
Gross Profit	5,253	6,208	1,065	—	12,526
Operating Expenses:
General and Administrative	3,394	1,826	191	8,117	13,528
Sales and Marketing	343	4	10	120	477
Professional Fees	9	52	34	3,568	3,663
Depreciation and Amortization	375	2,865	190	286	3,716
Income (Loss) from Operations	1,132	1,461	640	(12,091)	(8,858)
Other (Income) Expense:
Interest Expense	41	12	6	2,147	2,206
Gain on Equity Method Investments	—	—	—	(18)	(18)
Gain on Change in Fair Value of Derivative Asset	—	—	—	(113)	(113)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	6,465	6,465
Other (Income) Expense, Net	(1)	11	14	13	37
Total Other Expense Net	40	23	20	8,494	8,577
Income (Loss) Before Income Taxes	$1,092	$1,438	$620	$(20,585)	$(17,435)
Total Assets as of December 31, 2024	$26,216	$235,576	$12,589	$36,121	$310,502
20.    SUBSEQUENT EVENT

On April 15, 2025, the Company entered into an agreement to purchase the remaining 76% ownership interest in a property located in Lompoc, California, the site of the Company's manufacturing facility. This property is currently held as a tenancy-in-common (“TIC”), and the total purchase price is approximately $3.0 million. The Company currently owns a 24% interest in this property which is accounted for under the equity method (as discussed in Note 5 – Investments). Upon completion of the acquisition, Lompoc TIC LLC will be consolidated into the Company, the equity method investment will be eliminated, and the Company will hold 100% ownership.
Rent expense related to this property is considered a related party transaction as the seller's company, Neo Street Partners LLC, is partially owned by an executive and board member of the Company (as further described in 18 – Related Party Transactions). This acquisition will eliminate future related party rent expense associated with this property.
The acquisition is subject to customary closing conditions and the Company obtaining financing. The transaction is expected to close on or before June 30, 2025. The seller has the right to extend this closing date by up to 30 calendar days with written notice to the Company.